Exhibit 99.1

NEWS
RELEASE

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Kimber Initiates Underground Sampling at its Monterde Gold-Silver Project, Mexico

September 27, 2012

Vancouver, British Columbia - Kimber Resources Inc. (NYSE MKT:KBX, TSX:KBR) today provided an update on work currently underway on the Carmen gold-silver deposit at its Monterde Project, Mexico. Kimber Resources has commenced detailed mapping and sampling of the rehabilitated underground workings that cut through the Carmen deposit. This is the first time these underground workings have been subject to systematic channel sampling.

The underground work program initiated at the Carmen deposit is aimed at providing more than 1,000 metres of underground access to high-grade gold-silver mineralized structures, including the Carmen and Hilos structures (see figures 2 and 3 below). The underground work will include detailed mapping and sampling within the historic mine workings that were originally developed in the 1940’s. Historic mining at Carmen occurred between 1937 and 1944. Reported high-grade gold-silver mining produced 68,000 tonnes at 19.3 grams per tonne gold and 311 grams per tonne silver. Production was halted in 1944 due to lack of supplies during World War II.

“Kimber has, over the last four months, rehabilitated a significant portion of the 1940s mine workings within the Carmen deposit,” reported Gordon Cummings, President and CEO of Kimber. “Detailed sampling of the underground adits should give us valuable additional information about the nature, controls, grade and continuity of gold-silver mineralization along the Carmen and Hilos structures at various elevation levels.” he said. “We expect assay results to be released over the coming months. In addition, underground access in the core of the proposed open pit, outlined in the 2011 Preliminary Economic Assessment for the Monterde Project, will provide access to sample material for future metallurgical testing.”

Access along the Carmen structure includes the successful rehabilitation of levels 1 and 3 at elevations 2,250 and 2,320 metres, respectively. Level 1 provides more than 600 metres of strike length access along the Carmen structure while Level 3 provides approximately 270 metres of access along strike. Rehabilitation on Level 0 is currently underway and is expected to provide at least 150 metres of strike length access at an elevation of 2,220 metres. In addition to the accessible workings along the vein structures, cross cut drifts totaling 77 metres on the Carmen Level 1 and 57 metres on the Carmen Level 3 will be sampled to provide grade confirmation in the wall rock adjacent to the vein structures.

Further, rehabilitation of the Los Hijos levels 1 and 2 is complete, which provides access to the Hilos structure at elevations of 2,228 metres and 2,280 metres, respectively. Access for both levels provides strike length access to the Hilos structure for 225 metres and 120 metres, respectively.

Sampling within the underground workings will include diamond saw channel sampling, taken in compliance with the Company’s core drilling QA/QC protocol, and will be analyzed for gold, silver and trace elements with ALS Chemex. The vein exposures in the workings will be sampled perpendicular to the strike of the structure, with the widths of the individual samples determined by the mineralization and alteration. The cross cut drifts will be sampled along the previous hand channel samples for comparison to earlier historic data, with sample widths again determined by mineralization, but typically on 1.5 metre intervals. Rehabilitation of accessible raises and stopes will also provide vertical coverage of the sample data from the ribs and backs of the workings. The data will be compared to the drill data in the area of the sampling for validation crosschecks and to analyze trends where stronger gold-silver mineralization occurs.

The analysis of trace element geochemistry is expected to provide additional supporting information on the trends of the high grade structures and is expected to aid in future exploration programs and technical studies.

Geological mapping of the workings will be completed to provide additional data on the nature of and controls on mineralization, structure and alteration along the levels.

Figure 1: Carmen Plan Map – Showing general extent of the rehabilitated adits along strike

Figure 2: Carmen Structure Long Section

Figure 3: Hilos Structure Long Section

Updated Mineral Resource Estimate

The Updated Mineral Resource Estimate for the Carmen deposit is nearing completion. Final steps to complete the initial estimate are currently taking place and final review procedures will follow shortly thereafter.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supports further evaluation and more advanced economic studies at the Monterde deposits.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner, BSc (Hons) Geology
Vice President, Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward Looking Statements
Statements in this release may be viewed as forward-looking statements, including statements regarding the anticipated completion of the Offering, and the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words "expect", "intend", "hopes", "should", "believe", "may", "will", "if", "anticipates", "potential for", "potentially", "suggests" and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Kimber’s latest Annual Report on Form 20-F as filed on SEDAR and EDGAR. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Quality Assurance/Quality Control
The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed and approved by Mr. David Hembree, Professional Registered Geologist, Vice President, Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. David Hembree, Professional Registered Geologist who is the

designated Qualified Person under National Instrument 43-101 for the Monterde project and is responsible for quality control at Monterde and has verified the information being disclosed herein.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website, such as “measured,” “indicated,” and “inferred,” “mineral resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.